Exhibit 12.2
WASHINGTON GAS LIGHT COMPANY
Computation of Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	Twelve Months Ended September 30,
($ in thousands)	2016	2015	2014	2013	2012
EARNINGS:
Pre-Tax Net Income(a)	$184,780	$180,069	$145,858	$116,519	$181,793
Add:
Total Fixed Charges	42,916	43,202	38,415	37,081	37,886
Total Earnings	$227,696	$223,271	$184,273	$153,600	$219,679
FIXED CHARGES:
Interest on long term debt	$40,129	$41,102	$36,233	$34,512	$36,275
Other Interest (excluding AFUDC)	674	295	458	525	(101)
Amortization of Debt Premium, Discount and Expense	303	412	345	337	352
One-third of Rental Expense(b)	1,810	1,393	1,379	1,707	1,360
Total Fixed Charges	$42,916	$43,202	$38,415	$37,081	$37,886
Ratio of Earnings to Fixed Charges	5.3	5.2	4.8	4.1	5.8
FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Pre-Tax Preferred Dividend Requirement	$1,320	$1,320	$1,320	$1,320	$1,320
Effective Income Tax Rate	0.3879	0.3965	0.3258	0.3793	0.3947
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6121	0.6035	0.6742	0.6207	0.6053
Preferred Dividend Requirement	$2,157	$2,187	$1,958	$2,127	$2,181
Combined Fixed Charges and Preferred Dividends	$45,073	$45,389	$40,373	$39,208	$40,067
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	5.1	4.9	4.6	3.9	5.5
(a) Excludes amounts attributable to income or loss from equity investees.
(b) Management believes one-third of the total rental expense gives a reasonable estimate of total interest on rentals.